SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 5
                                       TO
                                   SCHEDULE13D



                    Under the Securities Exchange Act of 1934

                             TEXFI INDUSTRIES, INC.
                                (Name of Issuer)


                          Common Stock, $1.00 par value
                         (Title of Class of Securities)


                                   882895 10 5
                                 (Cusip Number)


                          William L. Remley, President
                             Chadbourne Corporation
                                  1430 Broadway
                                   Suite 1300
                               New York, NY 10018
                                 (212) 391-1392
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 26, 1996
             (Date of Event which Requires Filing of this Statement)


Check the following box if a fee is being paid with this statement. [ ]


Exhibit Index is on page 7

CUSIP No. 882895 10 5


1)   Names of  Reporting  Person/S.S.  or I.R.S.  Identification  Nos.  of Above
     Person: CHADBOURNE CORPORATION

2)   Check the Appropriate Box if a Member of a Group
     (a) [ ]
     (b) [ ]

3)   SEC Use Only

4)   Source of Funds: 00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6)   Citizenship or Place of Organization: DELAWARE

Number of                  (7)      Sole Voting Power: - 0 -
Shares Bene-
ficially                   (8)      Shared Voting Power: 2,043,700
Owned by
Each Report-               (9)      Sole Dispositive Power: - 0 -
ing Person
With                       (10)     Shared Dispositive Power: 2,043,700

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,043,700

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)  Percent of Class Represented by Amount in Row 11: 23.4%

14)  Type of Reporting Person: CO

CUSIP No. 882895 10 5

1)   Names of  Reporting  Person/S.S.  or I.R.S.  Identification  Nos.  of Above
     Person: HALTON HOUSE LTD.

2)   Check the Appropriate Box if a Member of a Group
     (a) [ ]
     (b) [ ]

3)   SEC Use Only

4)   Source of Funds: 00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6)   Citizenship or Place of Organization: DELAWARE

Number of                  (7)      Sole Voting Power: - 0 -
Shares Bene-
ficially                   (8)      Shared Voting Power: 2,043,700
Owned by
Each Report-               (9)      Sole Dispositive Power: - 0 -
ing Person
With                       (10)     Shared Dispositive Power: 2,043,700

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,043,700

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)  Percent of Class Represented by Amount in Row 11: 23.4 %

14)  Type of Reporting Person: CO

CUSIP No. 882895 10 5

1)   Names of  Reporting  Person/S.S.  or I.R.S.  Identification  Nos.  of Above
     Person: THE HALTON DECLARATION OF TRUST

2)   Check the Appropriate Box if a Member of a Group
     (a) [ ]
     (b) [ ]

3)   SEC Use Only

4)   Source of Funds: 00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6)   Citizenship or Place of Organization: DELAWARE

Number of                  (7)      Sole Voting Power: - 0 -
Shares Bene-
ficially                   (8)      Shared Voting Power: 2,043,700
Owned by
Each Report-               (9)      Sole Dispositive Power: - 0 -
ing Person
With                       (10)     Shared Dispositive Power: 2,043,700

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,043,700

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)  Percent of Class Represented by Amount in Row 11: 23.4%

14)  Type of Reporting Person: CO

CUSIP No. 882895 10 5


1)   Names of  Reporting  Person/S.S.  or I.R.S.  Identification  Nos.  of Above
     Person: BAHAMAS PROTECTORS, LTD.

2)   Check the Appropriate Box if a Member of a Group
     (a) [ ]
     (b) [ ]

3)   SEC Use Only

4)   Source of Funds: 00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6)   Citizenship or Place of Organization: DELAWARE

Number of                  (7)      Sole Voting Power: - 0 -
Shares Bene-
ficially                   (8)      Shared Voting Power: 2,043,700
Owned by
Each Report-               (9)      Sole Dispositive Power: - 0 -
ing Person
With                       (10)     Shared Dispositive Power: 2,043,700

11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,043,700

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13)  Percent of Class Represented by Amount in Row 11: 23.4 %

14)  Type of Reporting Person: CO

Item 1.  Security and Issuer

     This Amendment No. 5, filed jointly by Chadbourne Corporation ("Chadbourne"), Halton House Ltd. ("Halton Ltd."), The Halton Declaration of Trust ("Halton Trust"), and Bahamas Protectors, Ltd. ("Bahamas Protectors"), amends and supplements the statement on Schedule 13D, as previously amended (this "Schedule"), filed jointly by Chadbourne, Halton Ltd., Halton Trust and Bahamas Protectors relating to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Texfi Industries, Inc. (the "Issuer"). Any capitalized term used without definition shall have the same meaning previously ascribed to it in this Schedule.

Item 2.  Identity and Background

     The principal office of Chadbourne is 1430 Broadway, Suite 1300, New York, New York 10018.

Item 3.  Source and Amount of Funds or Other Consideration

     The purchases of Common Stock by Chadbourne reported in Item 5(c) of this Amendment No. 5 have required the expenditure of approximately $175,000.00 from borrowed funds. Chadbourne has borrowed the funds expended in such purchases from Trinity Investment Corp. ("Trinity") pursuant to an arrangement, described in Item 6 of this Amendment No. 5, under which Trinity agreed to loan, in its discretion, up to $1 million to Chadbourne, the repayment of which is secured by securities held in a designated brokerage account of Chadbourne, including the shares of Common Stock purchased by Chadbourne with such funds.

Item 5.  Interest in Securities of the Issuer

     (a)-(b) As of the close of business on November 26, 1996, Chadbourne may be deemed to be the beneficial owner of 2,043,700 shares of Common Stock, including 600,000 shares underlying the Option. Such 2,043,700 shares constitute 23.4% of the shares of Common Stock outstanding (based on 8,735,491 shares of Common Stock outstanding), as well as shares underlying the Option. Halton Ltd., by virtue of its ownership of Chadbourne, Halton Trust, by virtue of its ownership of Halton Ltd., and Bahamas Protectors, by virtue of its powers as protector of Halton Trust, each may be deemed to have the power to vote and dispose of the shares of Common Stock beneficially owned by Chadbourne.

     (c) Since November 14, 1996, Chadbourne effected purchases of Common Stock in open-market transactions, as follows:


                  Date of trade                  Shares acquired                 Price per share*
                  11/14/96                              25,000                       $2.50 - $2.625
                  11/15/96                              11,000                               $2.625
                  11/18/96                              10,000                                $2.50
                  11/22/96                              10,000                                $2.50
                  11/26/96                              10,000                                $2.50

* Such prices are net of brokerage commissions.

     Except as provided in the foregoing table and Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on October 4, 1996, with respect to Chadbourne, none of the Reporting Persons have effected any transaction in the Common Stock within the 60 days preceding the date of this Amendment No. 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Trinity has agreed to loan up to $1 million, in its discretion to Chadbourne, pursuant to the terms of a Loan and Security Agreement dated as of August 1, 1996 by and between Trinity and Chadbourne, a copy of which is attached as Exhibit 4.1 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on October 4, 1996 and incorporated by reference. Under such Loan and Security Agreement, an aggregate of approximately $777,288 has been advanced to Chadbourne, $175,000 of which was used to fund the purchases of Common Stock described in Item 5(c) of this Amendment No. 5. Under the terms of such Loan and Security Agreement, interest only is due on July 31 of each year and the balance of indebtedness is due July 31, 2002. Repayment by Chadbourne of such funds and interest thereon is secured by all securities held in a brokerage account of Chadbourne at Smith Barney, Inc., including all shares of Common Stock purchased by Chadbourne with such borrowed funds.

Item 7.  Materials to Be Filed as Exhibits

                  Exhibit                   Description

                  5.0                       Joint filing agreement.

                                   SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.


Dated: December 9, 1996



                               CHADBOURNE CORPORATION


                               By /s/ William L. Remley
                                    William L. Remley, President


                               HALTON HOUSE, LTD.


                               By /s/ William L. Remley
                                   William L. Remley, President


                               THE HALTON DECLARATION OF TRUST


                               By /s/ Peter B. Evans
                                  Bahamas Protectors, Ltd., as
                                  Protector of The Halton Declaration of Trust

                                                                   Exhibit 5.0


                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-l(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of this Amendment No. 5 to Schedule 13D with respect to the Common
Stock, par value $1.00 per share, of Texfi Industries, Inc. and that this agreement shall be included as an exhibit to such joint filing.


     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of December 9, 1996.



                               CHADBOURNE INVESTMENT CORP.


                               By /s/ William L. Remley
                                  William L. Remley, President


                               HALTON HOUSE, LTD.


                               By /s/ William L. Remley
                                  William L. Remley, President


                               THE HALTON DECLARATION OF TRUST


                               By /s/ Peter B. Evans
                                  Bahamas Protectors, Ltd., as
                                  Protector of The Halton Declaration of Trust